                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. __)*

                             U.S. LABORATORIES INC.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    90333T105
                               -------------------
                                 (CUSIP Number)

                                Frank Piedelievre
                      President and Chief Executive Officer
                              Bureau Veritas, S.A.
                            17 bis, Place des Reflets
                                  La Defense 2
                            92400 Courbevoie, France
                                011-331-4291-5291
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                             Richard S. Green, Esq.
                            Thelen Reid & Priest LLP
                               40 West 57th Street
                            New York, New York 10019
                                  212-603-2000

                                 August 22, 2002
                        ---------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

                         (Continued on following pages)

-----------
         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


---------------------------------------------------------------------------------------------------------------------------
CUSIP No.  90333T105                13D                                Page 2  of  15 Pages
---------------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 BUREAU VERITAS, S.A.
---------------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     a)  [_]
                                                                                                  (b)  [_]
---------------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC, OO
---------------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   [_]
---------------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

               FRANCE
---------------------------------------------------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER
          SHARES                   None
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
---------------------------------------------------------------------------------------------------------------------------
                              8    SHARED VOTING POWER

                                   1,809,852*
---------------------------------------------------------------------------------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   None
---------------------------------------------------------------------------------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                   1,809,852
---------------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,809,852*
---------------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                   [_]

---------------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             34.0%**
---------------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             CO
---------------------------------------------------------------------------------------------------------------------------

* Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Tender Agreement described in Items 3, 4, and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Bureau Veritas, S.A. or Voice Acquisition Corp. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

** Based upon an aggregate of 5,241,645 shares of the issuer's common stock outstanding as of August 27, 2002.

----------------------------------------------------------------------------------------------------------------------------
CUSIP No.  90333T105                13D                                Page 3 of  15 Pages
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 VOICE ACQUISITION CORP.
---------------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     a)  [_]
                                                                                                  (b)  [_]

---------------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             AF
---------------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   [_]

---------------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE

---------------------------------------------------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER
          SHARES                   None
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
---------------------------------------------------------------------------------------------------------------------------
                              8    SHARED VOTING POWER

                                   1,809,852*
---------------------------------------------------------------------------------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   None
---------------------------------------------------------------------------------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   1,809,852
---------------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,809,852*
---------------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                    [_]

---------------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             34.0%**
---------------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             CO
----------------------------------------------------------------------------------------------------------------------------

* Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Tender Agreement described in Items 3, 4, and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Bureau Veritas, S.A. or Voice Acquisition Corp. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

** Based upon an aggregate of 5,241,645 shares of the issuer's common stock outstanding as of August 27, 2002.

Item 1.  Security and Issuer

         This statement relates to shares of the common stock, par value $0.01 per share (the "Shares") of U.S. Laboratories Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 7895 Convoy Court, Suite 18, San Diego, California 92111. The telephone number of the Company is
(858) 715-5800.

Item 2.  Identity and Background

         The persons filing this statement are Bureau Veritas, S.A., a societe anonyme organized under the laws of the French Republic ("Bureau Veritas"), for and on behalf of itself and Voice Acquisition Corp. (the "Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Bureau Veritas.

         Bureau Veritas has its principal office located at 17 bis, Place des Reflets, La Defense 2, 92400 Courbevoie, France. The telephone number of Bureau Veritas is 011-331-4291-5291. Bureau Veritas, together with its direct and indirect subsidiaries, is a world leader in international conformity assessment, consulting, training and outsourcing for a broad range of industries, including marine equipment, construction, food and transportation. Bureau Veritas has expertise in major industrial sectors, including aeronautics and space, construction, consumer products, energy, food, international trade, manufacturing, marine, transportation and services.

         The Purchaser is a Delaware corporation with its principal office located at 17 bis, Place des Reflets, La Defense 2, 92400 Courbevoie, France. The telephone number of Purchaser is 011-331-4291-5291. The Purchaser was incorporated on July 21, 2002 for the purpose of making a tender offer for all of the common stock of the Company and has not engaged, and does not expect to engage, in any business other than in connection with the Merger and the Offer (as defined below).

         The names, citizenship, business addresses, present principal occupation and employment, and the name and principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Bureau Veritas and the Purchaser are as set forth in Annex I hereto and incorporated herein by this reference.

         Neither Bureau Veritas, the Purchaser, nor, to their knowledge, any person listed in Annex I has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The Offer is not conditioned upon Bureau Veritas' or the Purchaser's ability to finance the purchase of the Shares pursuant to the Offer.

         Bureau Veritas and the Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger will be approximately $83 million, including related fees and expenses. Bureau Veritas has available to it sufficient funds to close the Offer and the Merger, and will cause the Purchaser to have sufficient funds available to close the Offer and the Merger. Bureau Veritas has available approximately 94 million Euros (US$94 million) in cash and borrowing capacity under its general working capital lines of credit of up to 151 million Euros (US$151 million) which may be utilized for the purchase of all of the outstanding Shares and payment of related fees and expenses.

Item 4.  Purpose of the Transaction

         On August 8, 2002, Bureau Veritas, the Purchaser and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides, among other things, for the commencement of a tender offer by the Purchaser to purchase all Shares of the Company, at a price of $14.50 per Share, net to the Seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal are filed as exhibits to the Schedule TO filed by Bureau Veritas with the Securities and Exchange Commission on August 22, 2002 and are hereby incorporated by reference.

         The Merger Agreement provides, among other things, that, after the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into the Company (the "Merger") with the Company continuing as the surviving corporation (the "Surviving Corporation"), indirectly wholly owned by Bureau Veritas. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company as treasury stock, or owned by Bureau Veritas, the Purchaser or any of Bureau Veritas' other wholly owned subsidiaries, all of which will be cancelled and retired and shall cease to exist, and other than Shares that are held by stockholders, if any, who properly exercise their dissenters' rights under the Delaware General Corporation Law (the "DGCL")), will be converted into the right to receive $14.50 or any greater per Share price paid in the Offer in cash, without interest (the "Merger Consideration").

         The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that, together with any other Shares then owned by Bureau Veritas or the Purchaser or any of their subsidiaries, represents at least a majority of the then issued and outstanding shares on a fully diluted basis (the "Minimum Condition"), and (ii) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder (the "HSR Act"), having expired or been terminated. The Offer is also subject to other conditions set forth in this Offer to Purchase.

         For purposes of the Offer, "on a fully diluted basis" means, as of any date, the number of Shares issued and outstanding, together with the Shares that may be issued by the Company pursuant to warrants, options, rights or obligations outstanding at that date, whether or not vested or then exercisable, including, the conversion of all convertible securities, if any.

         In connection with the execution of the Merger Agreement and as an inducement to enter into the Merger Agreement, Bureau Veritas and the Purchaser entered into a Tender and Support Agreement, dated as of August 8, 2002 (the "Tender Agreement"), with Mr. Wright, the Chairman, Chief Executive Officer and President of the Company. Approximately 33% of the issued and outstanding Shares on a fully diluted basis are subject to the Tender Agreement. Pursuant to the Tender Agreement, Mr. Wright has agreed, among other things and upon the terms and conditions set forth therein: to validly tender his Shares to the Purchaser in the Offer, to vote such Shares in the manner specified in the Tender Agreement with respect to certain matters and to appoint Bureau Veritas as Mr. Wright's proxy to vote such Shares in certain circumstances.

         The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Purchaser acquires at least 90% of the outstanding Shares, the Purchaser will be able to, and the Purchaser intends to, effect the Merger pursuant to the "short-form" merger provisions of Section 253 of the DGCL, without prior notice to, or any action by, any other stockholder of the Company. If the Purchaser acquires at least a majority of the outstanding Shares, the Purchaser will have sufficient voting power to effect the Merger without the affirmative vote of any other stockholders of the Company.

         The Merger Agreement provides that following the purchase of and payment for Shares representing at least a majority of the then issued and outstanding Shares on a fully diluted basis, and prior to the Effective Time, the Purchaser shall be entitled to designate a majority of the Company Board, and, upon the request of the Purchaser, the Company shall (i) either increase the number of members of the Company Board or use its best efforts to secure the resignation of all its incumbent directors, other than (x) three of the current directors who are not employees of the Company or stockholders, affiliates or employees of Bureau Veritas or the Purchaser (such directors, the "Independent Directors") and (y) any other director Bureau Veritas may designate, and (ii) cause the Purchaser's designees to be elected as directors of the Company in conformity with these priorities. Until the Effective Time, the Company shall cause its Board to have at least three Independent Directors.

         As of the date of this Schedule 13D, the determination has been made that the current three directors serving as Independent Directors will continue to serve as the Independent Directors.

         Pursuant to the terms of the Merger Agreement, promptly upon the purchase of and payment for any Shares by the Purchaser pursuant to the Offer, Bureau Veritas currently intends to seek maximum representation on the Company Board, subject to the requirement in the Merger Agreement regarding the presence of at least three Independent Directors on the Company Board until the Effective Time. The Purchaser has identified its designees for directors as Frank Piedelievre, Francois Tardan, Phillipe Pappas, Jonathan W. Lawrence and Burton K. Haimes. The Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger.

         Except as otherwise provided in the Offer to Purchase, it is expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Bureau Veritas will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing to integrate the Company into Bureau Veritas' structure and operations. Thereafter, Bureau Veritas intends to review such information as part of a comprehensive review of the Company's business, operations, capitalization and management with a view to optimizing development of the Company's potential in conjunction with Bureau Veritas' existing business and operations and to achieve a certain economies of scale in its operations. Following the consummation of the Merger, we intend to cause the Company's Shares to cease to be authorized or to be quoted on the Nasdaq National Market and to terminate the registration of the Shares pursuant to Section 12(g)(4) of the Exchange Act.

         Except as set forth in the Offer to Purchase, the Purchaser and Bureau Veritas have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its Subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company or any of its Subsidiaries, (iii) any change in the Board of Directors of the Company or management of the Company, or (iv) any material change in the Company's capitalization or dividend policy.

         At the Effective Time, the charter and by-laws of the Company, as in effect immediately prior to the Effective Time, will be the charter and by-laws of the Surviving Corporation, and "U.S. Laboratories Inc." will continue as the name of the Surviving Corporation. Upon consummation of the Merger and at the Effective Time, the Company, as the Surviving Corporation, will become an indirect wholly owned subsidiary of Bureau Veritas.

         References to, and descriptions of, the Merger Agreement and the Tender Agreement in this Item 4 are qualified in their entirety by this reference to the Merger Agreement and the Tender Agreement, copies of which were filed as Exhibits (d)(1) and (d)(2), respectively, to the Schedule TO and which are incorporated by this reference in this Item 4 in their entirety where such references and descriptions appear.

Item 5.  Interest in Securities of the Issuer

         (a) and (b) For the purpose of Rule 13d-3 promulgated under the Exchange Act, the Purchaser and Bureau Veritas, by reason of the execution and delivery of the Tender Agreement, may be deemed to have shared voting power and/or shared dispositive power with respect to (and therefore beneficially own) 1,809,852 Shares, representing approximately 34.0% of the outstanding Shares. Except as set forth in this Item 5, none of Bureau Veritas, the Purchaser or, to their knowledge, any person listed in Annex I hereto, owns beneficially any Shares.

         With respect to the voting of the Shares, Bureau Veritas and the Purchaser have the power to vote or cause the vote of the Shares in accordance with the terms of the Tender Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Bureau Veritas or the Purchaser is the beneficial owner of the Shares referred to in this Item 5 for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         (c) Except for the execution and delivery of the Tender Agreement and the Merger Agreement, no transactions in the Shares were effected by the Purchaser, Bureau Veritas or, to their knowledge, any person listed in Annex I hereto, during the 60 days prior to the date hereof.

         (d) Inapplicable.

         (e) Inapplicable.

         References to, and descriptions of, the Merger Agreement and the Tender Agreement in this Item 5 are qualified in their entirety by this reference to the Merger Agreement and the Tender Agreement, copies of which were filed as Exhibits (d)(1) and (d)(2), respectively, to the Schedule TO and which are incorporated by this reference in Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by this reference in this
Item 6. To Bureau Veritas' and the Purchaser's knowledge, except as otherwise described in this Section 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or listed in Annex I hereto, and between any such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer and voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.   Material to be Filed as Exhibits

          No.  Description

          1    Offer to Purchase (incorporated herein by reference to Exhibit
               (a)(1)(A) to the Schedule TO filed by Bureau Veritas, S.A. on August 22, 2002.)

          2 Agreement and Plan of Merger, dated as of August 8, 2002, among Bureau Veritas, S.A., Voice Acquisition Corp. and U.S. Laboratories Inc. (incorporated herein by reference to Exhibit
               (d)(1) to the Schedule TO filed by Bureau Veritas, S.A. on August 22, 2002.)

          3. Tender and Support Agreement, dated as of August 8, 2002, among Bureau Veritas, S.A., Voice Acquisition Corp. and Dickerson Wright. (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO filed by Bureau Veritas, S.A. on August 22, 2002.)

          4. Joint Filing Agreement, dated August 30, 2002, between Bureau Veritas, S.A. and Voice Acquisition Corp.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2002

                                 BUREAU VERITAS, S.A.

                                 By: /s/ Frank Piedelievre
                                     -------------------------------------------
                                         Name:  Frank Piedelievre
                                         Title: President and Chief Executive
                                                  Officer

                                 VOICE ACQUISITION CORP.

                                 By: /s/ Frank Piedelievre
                                     -------------------------------------------
                                         Name: Frank Piedelievre
                                         Title: President

                                                                         Annex I

      Information Concerning Officers and Directors of Bureau Veritas, S.A.

         The following are the name, present principal occupation or employment and past material occupations, positions or employment for at least the past five years for each director and executive officer of Bureau Veritas. Unless otherwise noted, the current business address for each person is 17 bis, Place des Reflets, La Defense 2, 92400 Courbevoie, France. Unless stated otherwise, each person is a citizen of the French Republic.


NAME and BUSINESS                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
-----------------                         ------------------------------------------
ADDRESS                                   and FIVE YEAR EMPLOYMENT HISTORY
------------------                        --------------------------------
Pierre Hessler                            Chairman/President of the Supervisory Board.  Mr. Hessler has been
23 Rue Oudinoi                            Consultant for Cap Gemini Ernst & Young, Paris, since August 2002.  He was
75007 Paris                               Managing Director of Cap Gemini Ernst & Young.  Citizen of Switzerland and
                                          France.

Jean-Pierre Mathy                         Vice-Chairman of the Supervisory Board.  Employee of Poincarre
46/48 Rue Lauiston                        Investissement.
Paris

Francois van den Broek d'Obrenan          Member of the Supervisory Board.  Retired.
1, Chemin du Grammont
1806 Saint-Legier (Suisse)

Jerome Charruau                           Member of the Supervisory Board.  Mr. Charruau has been Vice
Aeroport International Marseille          President--Controlling, Eurocopter SAS since October 2000.  He was
Provence                                  previously Central Controlling Manager, Eurocopter from April 1997 to
13725 Marignana Cedex France              October 2000.

Jacques-Henri Ballot                      Member of the Supervisory Board.  Retired.
9 Av. De la Bourdennais
75007 Paris

Michel Jacquet                            Member of the Supervisory Board.  Mr. Jacquet is Director of Poincarre
1800 Salina SAS                           Investissements, EDF Eartenaires Capital Investissements, Texavenir,
46 Rue Lauriston                          Sophor, Renaissance BV, Cinq a Sec BV and Lombard International
75116 Paris                               Assurance.  He was a director of Expamet International until 2000.

Alain Kergall                             Member of the Supervisory Board.  Mr. Kergall was CEO of Enterprises
1, Rue de L'Alboni                        Generales de France BTP until December 2001.
75016 Paris

NAME and BUSINESS                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
-----------------                         ------------------------------------------
ADDRESS                                   and FIVE YEAR EMPLOYMENT HISTORY
------------------                        --------------------------------
Serge Le Cam                              Member of the Supervisory Board.  Retired.
32/34 Rue Rennepinn
75017 Paris

Bernard Pache                             Member of the Supervisory Board.  Mr. Pache was Chief Executive Officer of
7 Residence de l'Observatoire,            EMC until October 1999.
8 Rue du Belair
92190 Meudon

Bernard Renard                            Member of the Supervisory Board.  Mr. Renard is Executive Vice President
89 Rue Taitbout                           of Wendel Investissement.  He was Chairman of Bureau Veritas until
75009 Paris                               September 1999 and Chairman of the Supervisory Board from September 1999 to June 2002.

Ernest-Antoine Seilliere as the           Member of the Supervisory Board.  Chairman and CEO of Wendel
representative of Sofiservice             Investissement.
89 Rue Taitbout
75009 Paris

Jean-Bernard Lafonta as the               Member of the Supervisory Board.  Mr. Lafonta is Vice General Director of
representative of Sofu S.A.               Wendel Investissement.  He was Head of Capital Markets and Head of Banque
89 Rue Taitbout                           Directe for BNP Paribas from 1997 through 2001.
75009 Paris

Frank Piedelievre                         Chairman of the Directorate, President and Chief Executive Officer since
                                          1997.

Philippe Pappas                           Member of the Directorate, Vice President Industry & Facilities - Southern
                                          Europe since 1999.  Mr. Pappas was Vice President in charge of France until 1999.

Francois Tardan                           Member of the Directorate, Vice-President Finance, Legal & Information
                                          Systems since 1998.

Bernard Anne                              Vice-President Marine Division.

Pedro-Paulo Guimaraes                     Vice-President Latin America, since January 2000.  Has been Group Regional
Praca Pio X, no. 19/10 Andar              Chief Executive for Brazil.  Citizen of Brazil.

Gilles Minard                             Vice-President Africa and of Government Services.


Kevin O'Brien                             Vice-President North America and of Consumer Products, since January
244 Liberty Road                          2000.  Mr. O'Brien was President, International Publishing Group of McGraw
Brockton, MA 02301                        Hill from January 1998 to January 1999.  Citizen of the United States.

NAME and BUSINESS                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
-----------------                         ------------------------------------------
ADDRESS                                   and FIVE YEAR EMPLOYMENT HISTORY
------------------                        --------------------------------
Philippe Lanternier                       Vice-President Northern Europe, since July 1998.  Mr. Lanternier was
                                          General Manager of ADP GSI Germany until June 1998.

Huynh Duc Bau                             Vice-President Asia & Middle East.
1 Maritime Square
#09-66 Lobby C
World Trade Centre

SINGAPORE 099253

Patrick Aubry                             Vice-President France. Mr. Aubry was North France Region Manager until
34 Rue Rennequin                          2000.
75017 Paris

Jonathan W. Lawrence                      Vice-President Human Resources and Internal Communication.  Mr. Lawrence
                                          was Director of Management Development for Valeo Automotive Systems until
                                          September 2001.  Citizen of the United Kingdom.


        Information Concerning Executive Officers and Directors of Voice
                               Acquisition Corp.

         The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for each director and executive officer of Purchaser. All directors and officers listed below are citizens of the French Republic and assumed such positions on July 31, 2002. The business address for the directors and officers is 17 bis, Place des Reflets, La Defense 2, 92400 Courbevoie, France.


Frank Piedelievre                        Chairman of the Board of Directors and President of Purchaser. Chairman of
                                         the Directorate, President and Chief Executive Officer of Bureau Veritas
                                         since 1997.

Francois Tardan                          Director and Treasurer of Purchaser.  Member of the Directorate,
                                         Vice-President Finance, Legal & Information Systems of Bureau Veritas since
                                         1998.


                             JOINT FILING AGREEMENT

         This will confirm the agreement by and between the undersigned that the
Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership of the undersigned of shares of Common Stock, par value $.01 per share, of U.S. Laboratories Inc. is being filed on behalf of each of the undersigned under the Exchange Act. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: August 30, 2002

                                   BUREAU VERITAS, S.A.

                                   By: /s/ Frank Piedelievre
                                       -----------------------------------------
                                            Name: Frank Piedelievre
                                            Title: President and Chief Executive
                                                     Officer

                                   VOICE ACQUISITION CORP.

                                   By: /s/ Frank Piedelievre
                                       -----------------------------------------
                                            Name: Frank Piedelievre
                                            Title: President



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